SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (Amendment No. _______)(1)


                         FIRST COMMUNITY BANCORP
------------------------------------------------------------------------------
                            (Name of Issuer)


                        Common Stock, No Par Value
------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                31983B101
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                              (CUSIP Number)


                             October 8, 2001
------------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]     Rule 13d-1(b)
            [X]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


_________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 7 Pages

CUSIP NO. 31983B101                                          Page 2 of 7 Pages



1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Value Partners, Ltd.  75-2291866
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                              (b)  [X]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
------------------------------------------------------------------------------
              + 5.  SOLE VOTING POWER
              +
              +     N/A
 NUMBER OF    + --------------------------------------------------------------
  SHARES      + 6.  SHARED VOTING POWER
BENEFICIALLY  +
OWNED BY EACH +     402,910
 REPORTING    + --------------------------------------------------------------
PERSON WITH   + 7. SOLE DISPOSITIVE POWER
              +
              +    N/A
              + --------------------------------------------------------------
              + 8. SHARED DISPOSITIVE POWER
              +
              +    402,910
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,910
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                 [ ]

------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
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CUSIP NO. 31983B101                                          Page 3 of 7 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ewing & Partners  75-2741747
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                              (b)  [X]

------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
------------------------------------------------------------------------------
              + 5.  SOLE VOTING POWER
              +
              +     N/A
 NUMBER OF    + --------------------------------------------------------------
  SHARES      + 6.  SHARED VOTING POWER
BENEFICIALLY  +
OWNED BY EACH +     402,910
 REPORTING    + --------------------------------------------------------------
PERSON WITH   + 7. SOLE DISPOSITIVE POWER
              +
              +    N/A
              + --------------------------------------------------------------
              + 8. SHARED DISPOSITIVE POWER
              +
              +    402,910
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,910
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                 [ ]

------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------

CUSIP NO. 31983B101                                          Page 4 of 7 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Timothy G. Ewing
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                              (b)  [X]

------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------------------------------------
              + 5.  SOLE VOTING POWER
              +
              +     N/A
 NUMBER OF    + --------------------------------------------------------------
  SHARES      + 6.  SHARED VOTING POWER
BENEFICIALLY  +
OWNED BY EACH +     402,910
 REPORTING    + --------------------------------------------------------------
PERSON WITH   + 7. SOLE DISPOSITIVE POWER
              +
              +    N/A
              + --------------------------------------------------------------
              + 8. SHARED DISPOSITIVE POWER
              +
              +    402,910
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,910
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                 [ ]

------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

CUSIP NO. 31983B101                                          Page 5 of 7 Pages


Item 1(a) Name of Issuer:

          First Community Bancorp ("Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          6110 El Tordo
          Rancho Santa Fe, California  92067

Item 2(a) Name of Person Filing:

          This statement is filed on behalf of Value Partners Ltd., a Texas limited partnership ("VP"), Ewing Partners, a Texas general partnership, and the general partner of VP ("EP") and Timothy G. Ewing, the managing partner of EP.

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Value Partners
          c/o Ewing & Partners
          4514 Cole Avenue
          Suite 808
          Dallas, Texas  75205

Item 2(c) Citizenship:

          VP is a Texas limited partnership. EP is a Texas general partnership and Mr. Ewing is a citizen of the United States of America.

Item 2(d) Title of Class of Securities:

          Common Stock, no par value ("Common Stock").

Item 2(e) CUSIP Number:

          31983B101

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is:

          (e)  Not Applicable. [X]

CUSIP NO. 31983B101                                          Page 6 of 7 Pages

Item 4.   Ownership.

          (a) VP has the sole power to vote and dispose of the Common Stock beneficially owned by it. VP does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. EP and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, EP, as a general partner of VP, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with VP to vote or direct the vote of, and the shared power with VP to dispose or to direct the disposition of, the Common Stock owned by VP. Mr. Ewing, as a general partner and the Managing Partner of EP, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with VP to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common stock owned by VP.

          (b) The 402,910 shares held by VP represents approximately 7.6% of the class.

          (c)  Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote     402,910
               (ii)    Shared power to vote or to direct the vote    0
               (iii)   Sole power to dispose or to direct the disposition of
                       402,910
               (iv)    Shared power to dispose or to direct the disposition of
                       0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

CUSIP NO. 31983B101                                          Page 7 of 7 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VALUE PARTNERS, LTD.

                                   By:  Ewing & Partners as General Partner

February 14, 2002                  By:  /s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing
                                        General Partner

                                   EWING & PARTNERS


February 14, 2002                  By:  /s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing
                                        Managing Partner

February 14, 2002                  By:  /s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing
                                        General Partner